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Exhibit 23.1

                        Consent of Independent Auditors


The Partners of
Star Gas Partners, L.P.:

We consent to incorporation by reference in the registration statement No. 333-47295 on Form S-3 and No. 333-49751 on Form S-4 of Star Gas Partners, L.P. of our report dated November 13, 1998, relating to the consolidated balance sheets of Star Gas Partners, L.P. and Subsidiary as of September 30, 1998 and 1997 and the related consolidated statements of operations, partners' capital (predecessor equity) and cash flows for each of the years in the three-year period ended September 30, 1998 and related schedule, which report appears in the September 30, 1998 annual report on Form 10-K of Star Gas Partners, L.P.



Stamford, Connecticut
February 9, 1998